FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2005

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This reports: Buenaventura restructures long-term hedge book profile

For Inmediate Release

BUENAVENTURA RESTRUCTURES LONG-TERM HEDGE BOOK PROFILE

Lima, Peru, January 18, 2005 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company today announced the restructuring of its hedge book. The new hedge book still commits 2,693,000 ounces of gold, but is subject to a new profile between 2005 and 2012.

Mr. Roque Benavides, Chief Executive Officer, stated: "We have restructured our hedge book to match annual committed gold ounces with Buenaventura's direct operations production so that Yanacocha's equity production continues unhedged".

To modify the hedge book, the Company reduced committed positions from 2006 and 2009 and transferred them to 2011 and 2012.

This operation did not represent any cost to Buenaventura.

In 2004, the Board of Directors decided to discontinue hedging. For more details of Buenaventura's hedge book history and strategy please go to http://www.buenaventura.com/hedgebook.htm

Buenaventura's hedge book as of January 17, 2005 is attached in Appendix 1.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Cautionary Statement

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ,that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's, Yanacocha's and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company's 2003 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws

	Total Gold Commitments
	As of 17/01/05

		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	208,000	338,000	350,500	188,000	263,000	300,000	249,000		1,896,500
	$/oz	313.65	314.91	313.90	314.20	300.51	285.00	285.00		303.86
290	Ounces	208,000	338,000	350,500	188,000	263,000	300,000	249,000		1,896,500
	$/oz	332.64	327.34	326.03	334.95	317.34	301.50	303.86		319.88
300	Ounces	288,000	418,000	430,500	268,000	303,000	300,000	249,000		2,256,500
	$/oz	336.91	332.49	331.50	338.47	325.18	309.50	311.45		327.22
345	Ounces	288,000	418,000	438,000	298,000	333,000	330,000	271,500		2,376,500
	$/oz	341.35	339.38	339.04	342.35	345.21	345.45	345.55		342.29
350	Ounces	312,000	388,000	408,000	328,000	363,000	360,000	294,000		2,453,000
	$/oz	342.02	338.94	338.60	342.59	347.05	348.75	348.72		343.58
385	Ounces	372,000	388,000	408,000	328,000	363,000	360,000	294,000		2,513,000
	$/oz	348.95	338.94	338.60	342.59	360.07	372.08	371.22		352.42
420	Ounces	372,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,693,000
	$/oz	348.95	338.94	338.60	354.56	371.23	395.42	394.11	404.00	363.13
436	Ounces	372,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,693,000
	$/oz	348.95	338.94	338.60	354.56	371.23	406.08	402.65	404.00	365.67
451	Ounces	372,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,693,000
	$/oz	348.95	338.94	338.60	354.56	371.23	406.08	410.66	404.00	366.73

	Physical Gold Delivery
	As of 17/01/05

		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	313.65	311.98	311.77	314.20	300.51	285.00	285.00		302.69
290	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	332.64	325.62	324.73	334.95	317.34	301.50	303.86		319.16
300	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	334.57	328.54	327.77	336.54	322.47	309.50	311.45		323.63
345	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	345.57	345.50	345.60		341.90
350	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	348.14	349.50	349.40		343.43
385	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	366.10	377.50	375.96		354.14
420	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	381.50	405.50	402.53		364.48
436	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	381.50	418.30	414.67		368.20
451	Ounces	208,000	308,000	328,000	188,000	263,000	300,000	249,000		1,844,000
	$/oz	340.72	337.89	337.53	341.65	381.50	418.30	426.06		369.74

	Gold Derivatives
	As of 17/01/05

		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces		30,000	22,500						52,500
	$/oz		345.00	345.00						345.00
290	Ounces		30,000	22,500						52,500
	$/oz		345.00	345.00						345.00
300	Ounces	80,000	110,000	102,500	80,000	40,000				412,500
	$/oz	343.00	343.55	343.44	343.00	343.00				343.26
345	Ounces	80,000	110,000	110,000	110,000	70,000	30,000	22,500		532,500
	$/oz	343.00	343.55	343.55	343.55	343.86	345.00	345.00		343.65
350	Ounces	104,000	80,000	80,000	140,000	100,000	60,000	45,000		609,000
	$/oz	344.62	343.00	343.00	343.86	344.20	345.00	345.00		344.02
385	Ounces	164,000	80,000	80,000	140,000	100,000	60,000	45,000		669,000
	$/oz	359.39	343.00	343.00	343.86	344.20	345.00	345.00		347.69
420	Ounces	164,000	80,000	80,000	200,000	100,000	60,000	105,000	60,000	849,000
	$/oz	359.39	343.00	343.00	366.70	344.20	345.00	374.14	404.00	360.19
436	Ounces	164,000	80,000	80,000	200,000	100,000	60,000	105,000	60,000	849,000
	$/oz	359.39	343.00	343.00	366.70	344.20	345.00	374.14	404.00	360.19
451	Ounces	164,000	80,000	80,000	200,000	100,000	60,000	105,000	60,000	849,000
	$/oz	359.39	343.00	343.00	366.70	344.20	345.00	374.14	404.00	360.19

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: January 18, 2005